February 29, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:     RLI Corp.

Ladies and Gentlemen:

On behalf of RLI Corp., enclosed for filing, pursuant to Rule 14a-6(a), is a preliminary copy of the following proxy solicitation material relating to the Annual Meeting of Shareholders of RLI Corp. to be held on May 1, 2008: Letter from the Chairman of the Board to the Shareholders, Notice of the Meeting, Proxy Statement, Form of Proxy and Notice and Access card.

The Preliminary Proxy Statement is being filed due to the two proposals relating to amending our Articles of Incorporation.

The Company intends to commence mailing the foregoing material to its Shareholders on approximately March 20, 2008.

Please direct any questions or comments to the undersigned at (309) 692-1000, ext. 5849.

Very truly yours,

/s/ Daniel O. Kennedy
Daniel O. Kennedy
Vice President, General Counsel
& Corporate Secretary